Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES THAT PRODUCTION HAS RESUMED AT THE SAN JOSÉ MINE

TORONTO, ONTARIO –OCTOBER 2, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce today that it has been advised by Minera Santa Cruz ("MSC") that  the San José Mine in Argentina is back in production. The San José Mine is operated by MSC, a joint venture between Hochschild Mining plc, and Minera Andes which has a 49% interest in the mine.

Daily production at the San Jose mine has been running at a rate of approximately 32,600 silver equivalent ounces (of which the share attributable to Minera Andes is approximately 16,000 silver equivalent ounces).

Minera Andes is a gold, silver and copper exploration company focused in Argentina. The Corporation holds three significant assets:

1.  49% interest in Minera Santa Cruz SA, the company that operates the San Jose Mine, one of the world's largest primary silver mines;
2.  100% earned-in interest in the Los Azules copper project;
3.  A portfolio of exploration properties near and around its existing assets. Drilling on three of these properties will begin in November.

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

For further information, please contact: Helen Bilhete or visit our Web site: www.minandes.com.

Helen Bilhete Director, Investor Relations 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information, including those related to the resumption of work at the San José Mine.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

Minera Andes Inc.
News Release 10-40